The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDO
TELEPHONE 020 7355 4848

02028647

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

SEC MAIL PROCESSING
RECEIVED
APR 2 2 2002
WASH. D.C. 155 SECTION

By Airmail

11th April, 2002.

Attn: Filing Desk - Stop 1-4

PROCESSED
MAY 1 4 2002
THOMSON
FINANCIAL

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 27th March 2002, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) a News Release dated 11th April 2002, commenting on the proposed flotation of HMV Group plc, in which the Company has a 42.65% equity stake; and,

(b) an announcement dated 11th April 2002, confirming that Merrill Lynch & Co. Inc. has notified the Company that its interest in EMI Group plc Ordinary Shares of 14p each is 86,911,021 shares, being 11.02% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Encs.

4/29

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

News Release

FOR IMMEDIATE RELEASE

TEL: 543

EMI COMMENTS ON HMV GROUP PLC'S ANNOUNCEMENT OF INTENTION TO FLOAT

LONDON: 11 April 2002 HMV Group plc ("HMV"), in which EMI Group plc has a 42.65% equity stake today announced its intention to float, subject to market conditions, before the end of June 2002. EMI will realise a proportion of its stake on flotation.

Eric Nicoli, Chairman of EMI Group plc, said "We welcome HMV's announcement of its intention to float, which ties in with EMI's long-stated aims of maximising the value for our shareholders in this investment. We believe that HMV has an excellent business and strong growth prospects, and expect to continue as a significant shareholder in HMV following the flotation."

Enquiries:

EMI Group plc

Amanda Conroy	SVP, Corporate Communications	020 7667 3216
Siobhan Turner	Director, Investor Relations	020 7667 3234

Brunswick Group Limited

Patrick Handley	020 7404 5959

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA THE INTERNET

Company Announcements Office,
London Stock Exchange.

11th April, 2002.

AVS Security No: 811490

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Merrill Lynch & Co. Inc. in a letter received by fax on and dated 10th April 2002 that its interest in EMI Group plc Ordinary Shares of 14p each, as of 8th April 2002, has increased to 86,911,021 shares, being 11.02% of the shares in issue.

It was also advised that, by reason of the provisions of the Companies Act 1985, Merrill Lynch Group Inc. has interests in 86,846,000 shares and Merrill Lynch & Co. Inc. has interests in all 86,911,021 shares.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary